IMPERIAL

RECEIVED
2007 JUN 26 A 5:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

20 June 2007

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

SUPPL

Imperial One International

07024727

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcement which was lodged with the Australian Stock Exchange Limited.

- 20/06/2007 – Joint Venture Drilling Update – Well #16 Completed

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
JUN 29 2007
THOMSON FINANCIAL

dw 6/26

ASX

AUSTRALIAN SECURITIES EXCHANGE

RECEIVED

2007 JUN 26 A 5:07

CORPORATE FINANCE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/06/2007

TIME: 10:26:05

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Joint Venture Drilling Update - Well #16 Completed

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in this region of Western Pennsylvania with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). Natural gas wells in this region are known to remain in production for in excess of 40 years. In addition, the close proximity to market consumption in the Northeast United States commands a higher price per mcf (thousand cubic feet) than in other parts of the United States.

Yours faithfully

Bruce McLeod
Chairman

END